

MASK NEXTGEN

BUILDING THE AI-READY GENERATION AND CREATING DIGITAL SAFETY AT SCALE.



THE WHITE VAN IS NOW DIGITAL

EVERY 39 SECONDS, A CHILD IS TARGETED BY AN ONLINE PREDATOR

DIGITAL RISK grown exponentially– targeted ~170M kids in 2025

Exponential growth in digital threats demonstrates urgent need for comprehensive youth digital safety education



The Digital Safety Inflection Point in K-12

- Student Digital Risk (AI-Accelerated)
- School Readiness & Programs
- Policy & Mandate Pressure

Year: 2018, 2019, 2021, 2022, 2024, 2025

Y-axis: 0, 400, 600, 1200, 1600



Risk has gone exponential with AI, deepfakes, and social platforms.



Schools are responding—but readiness is lagging as risk compounds.



Mandates and accountability are accelerating but schools at risk.

Parents pressuring schools to act on digital and AI safety.

Every inflection point creates a category leader — MASK is positioned to define digital safety for the AI generation

MASKNEXTGEN.COM

MASK NEXTGEN:
PROTECTING OUR DIGITAL FUTURE

MASK NEXTGEN IS A DUOLINGO-STYLE DIGITAL SAFETY PLATFORM THAT EMPOWERS STUDENTS WITH AI READINESS, WHILE PROACTIVELY CREATING DIGITAL SAFETY AND BUILDING MEASURABLE RESILIENCE.



KEY FEATURES

AI-POWERED ADAPTIVE LEARNING

Smart AI algorithms personalize missions based on each student's learning patterns and risk signals.

DIGITAL RISK MANAGEMENT AND GOVERNANCE

Real-time behavioral intelligence converts student decision patterns into measurable digital risk reduction and executive-level governance visibility across the district.

PARENT & EDUCATOR DASHBOARD

Family and school dashboards reinforce and extend digital resilience beyond the classroom, strengthening community-wide risk awareness.

SHIELD FRAMEWORK

The first adaptive AI-driven framework that fuses global digital citizenship K–12 teaching standards into a unified system for measurable AI readiness and digital risk mitigation

STRONG IP MOAT – TM, PATENT, COPYRIGHT

TRACTION: WE ARE REVENUE POSITIVE

110K

SIGNED SALES ORDERS
~ 55+ PIPELINE

3

COUNTRIES
2M STUDENTS IN 2 YRS

$2.6M

PROJECTED REVENUE IN 12 MTHS

92%

STUDENT RECOMMENDATION





















DESERT SANDS UNIFIED SCHOOL DISTRICT · THE girls' SCHOOL OF AUSTIN · Washoe County School District · D 219 · PUTNAM PUBLIC SCHOOLS

INGRAM MICRO · TAZ INVESTMENT · icgs

In active discussions with local partners and distributors



A MASSIVE MARKET

1B
GLOBAL CHILD POPULATION
A massive market of potential users, with growing demand for digital security education.

50M
US CHILD POPULATION (8-18)
Growing US market with increasing digital adoption among youth.

$50B
GLOBAL MARKET OPPORTUNITY
With average $50 per child annually, the total addressable market for children's digital security education.

$2.5B
US MARKET POTENTIAL
Immediate addressable market in the US, based on current education spending patterns.

BUSINESS MODEL AND REVENUE STREAMS







PUBLIC SCHOOL MODEL

B2B: $15-20/student/year

Core Package- $5/student/year
Shield Pro- $10/student/year
Shield Expert- $20/sudent/year
Parent add on- $9.99/month; $99/year

PRIVATE SCHOOL MODEL

B2B: $50-$75/student/year

International pricing $20-75/student/year
Homeschool parents- $19.99/month

PARTNER REVENUE MODELS

Revenue partnerships with key players in K-12 looking to support digital safety while gaining access to a large customer base.

COMPETITIVE ADVANTAGE

Category	MASK NextGen	CyberNut	Cyber Legends	KnowBe4
Primary Focus	AI readiness + sustainable digital safety at scale	Basic digital citizenship	Gamified cyber awareness	Enterprise phishing & compliance training
Target Audience	Grades 3–12 + District Leadership	Elementary / Middle	K–8	Adults / Corporate / IT
AI Readiness	✅ Core competency across grades	✗ Not core	✗ Not core	⚠ Limited (employee AI awareness modules)
Gamification Depth	Deep narrative arcs, leveling, missions, boss battles	Light	Moderate	Minimal
Student Risk Visibility	✅ AI Readiness Score + Risk Exposure Trend	✗ No measurable scoring	✗ No measurable scoring	✗ Not student-focused
Organizational Risk Insight	✅ Student + Cyber + Governance Risk	✗	✗	IT-focused
Global Framework Mapping	✅ SHIELD Universal Standard (ISTE, CASEL, AI, global alignment)	✗	✗	✗
Parent Engagement Layer	✅ Parent + Parent Pro add-ons	✗	✗	✗
Category Positioning	AI Readiness & Digital Risk Infrastructure	EdTech Game	EdTech Game	Security Compliance Platform

WHAT'S NEXT

Market Expansion

- 4 Major Conferences Secured (2026) – Accelerating district pipeline and category leadership
- India State Launch – March 2026 (Telangana Government partnership)
- MENA Pilot Deployments – April 2026
- International Coalition of Girls' Schools Cohort – 10-school global pilot, including expansion into Australasia

Product Evolution

- Digital Risk Management Dashboard – Launching 2H 2026
- Governance Indicators & Cross-District Intelligence – Enabling system-level AI readiness benchmarking and risk visibility

SCALING GLOBALLY. BUILDING CATEGORY INFRASTRUCTURE.

THE MASK TEAM:
EXPERTS IN CYBERSECURITY AND EDUCATION

Our leadership team brings together decades of experience in Edtech, cybersecurity, AI technology, and business development.



AVNI TRIVEDI
CEO

Intel, Dell, Ellucian, Edtech and cybersecurity entrepreneur



JOHN SCHIMANSKI
CISO AND TECHNICAL LEAD

CISSP, Serial entrepreneur focused on AI, cybersecurity and teaching



STEPHANIE HUMPHREY
HEAD OF CONTENT

Nationally recognized expert on digital behavior, online reputation, and responsible technology use





CHRISTIAN HESS
HEAD OF PRODUCT

CISSP, Cybersecurity technology product design

SCOTT BAILEY
K-12 CONSULTANT

30+ year K12 veteran, ex-superintendent of Desert Sands Unified School



JOE CHRISTOPHER

India and MENA partner–former US State Dept, Taz Investments consultant



NEAL CONLON
ADVISOR

3x founder, US Marine Corps veteran



HARSHAL SHAH
ADVISOR

CEO, The Venture Build

+ $500,000 @$10M valuation

+ Post-money SAFE

+ Scaling with Partners

+ Customer service



Development
45.5%

Sales and Marketing
27.3%

Delivery Operations
18.2%

Professional Fees
9.1%



EMPOWERING THE NEXT GENERATION OF DIGITAL CITIZENS

For further inquiries and details, including full game demo and data room please email

Avni Trivedi: avni.trivedi@masknextgen.com



APPENDIX



REVENUE FORECAST

Total revenue

$89,237,899

$40,914,532

$17,074,699

$6,133,373

$2,689,625

Year 1   Year 2   Year 3   Year 4   Year 5

0
20000000
40000000
60000000
80000000
100000000



What K-12 may spend today on 'digital risk mitigation' (illustrative)

Estimated annual spend per student (USD)

District profile (illustrative)

Low — Typical — High

- Cyber tools & services
- Cyber insurance (cyber portion)
- Training / digital citizenship content

Districts already spend ~$50 per student on cyber tools and insurance. MASK sits at $5–$25 per student and directly reduces the student-driven risk behaviors those tools are designed to protect against

GO TO MARKET STRATEGY

B2B- PUBLIC

DIRECT
+ Events (conferences, webinars)
+ Advisors and council

INDIRECT
+ Resellers
+ Adjacent partners (Lenovo, Intel)
+ Foundations
+ Insurance (Keenan, Sedgewick)

CONSORTIUM
+ K12
+ Educate Texas
+ Girls Scouts

B2B- PRIVATE

DIRECT
+ Hire AE
+ Digital campaigns

INDIRECT
+ Homeschool marketplace
+ SOAR

INTERNATIONAL
+ India partnership and channel
+ MENA- partnership and large
coverage

TARGET BUYER

+ Superintendent/Head of School
+ Influencer: Head of Academics, CIO

PATNERSHIPS







OPERATION
LIGHT SHINE


MASK nextgen
80
Stay Secure With Me
Chapter 3: Respect Online
Leaderboard
Profile
Settings
New
Adventure With Myra
Digital Safety Quests
Version 1.0.286
MASK NextGen

DIGITAL RISK MANAGEMENT AND GOVERNANCE - SAMPLE

Grade Band Analysis & Implementation Readiness

Our grade-level heatmap reveals differentiated risk profiles, enabling targeted intervention strategies. Elementary students show strong fundamentals, while middle and high school students require enhanced AI literacy programming. Implementation fidelity remains strong at 88%, with participation exceeding expectations at 91%.



90
60
30
0
Baseline
Month 1
Month 2
Month 3
Credential Risk
AI Misuse Risk
Overall Risk Exposure

The quarterly trend line demonstrates consistent reduction in all risk categories. Lower scores indicate reduced risk exposure. Our Digital Risk Exposure Index has declined 29% from baseline, with credential risk showing the strongest improvement trajectory.

Grades 3–5: Strong Foundation

- Credential Risk: 🟢 Low
- AI Misuse Risk: 🟡 Moderate
- Reporting Culture: 🟢 Improving

Elementary students demonstrate strong baseline security awareness with age-appropriate AI understanding.

Grades 6–8: Steady Progress

- Credential Risk: 🟡 Moderate
- AI Misuse Risk: 🟡 Moderate
- Reporting Culture: 🟢 Improving

Middle school shows balanced improvement across all metrics with strong reporting culture development.

Grades 9–12: Target Zone

- Credential Risk: 🟡 Moderate
- AI Misuse Risk: 🔴 Elevated
- Reporting Culture: 🟡 Stable

High school requires enhanced AI literacy programming to address elevated misuse risk and strengthen reporting.

School-Level Comparison

AI readiness scores vary across implementation sites, providing actionable insights for resource allocation and professional development priorities.



78

School A

Highest AI readiness and participation

71

School C

Strong improvement trajectory

Governance & Documentation

Comprehensive documentation ensures board-ready reporting and policy alignment. Our governance panel provides complete audit trails and exportable summaries.

- Weekly deployment logs archived
- Participation tracking validated
- Improvement trends documented
- Campaign rollout records maintained
- AI policy alignment verified
- Semester risk reports generated

Generate Board Snapshot

Credential & Phishing Risk

- Phishing Decision Accuracy: 64% → 82% (+18%)
- Password Hygiene Awareness: 58% → 79% (+21%)
- Suspicious Link Reporting Rate: +26%
- Repeat High-Risk Click Behavior: ↓ 32%

District Impact: Credential compromise risk moved from Moderate to Low.

AI Manipulation & Misinformation

- AI-Generated Content Detection: +24%
- Deepfake Recognition Accuracy: +18%
- AI Tool Ethical Usage Understanding: +21%
- Misinformation Escalation Rate: ↓ 19%

AI Readiness Progression: District advanced from Emerging through Developing, approaching Proficient.

Reporting & Escalation Behavior

- Responsible Reporting Participation: +31%
- Conflict Escalation Trend: ↓ 17%
- Delay-to-Report Time: Improved by 22%

Climate Impact: Faster reporting & reduced conflict escalation indicate improving school climate & trust.



GROWING WITH THEM

As students grow in the program, the content & characters will grow with them too!


MYRA
NOOR
JAYLEN
ALEX

SOCIAL IMPACT:
BEYOND DIGITAL SAFETY EDUCATION



MENTAL HEALTH PROTECTION

MASK NextGen connects youth to trusted helplines like NCMEC, 988 Suicide & Crisis Lifeline, Crisis Text Line, and licensed mental health providers



EQUITABLE DIGITAL ACCESS

Our platform bridges knowledge gaps across all socioeconomic boundaries, with multilingual options.



COMMUNITY BUILDING

MASK creates safe digital spaces for youth collaboration, including peer mentorship and team challenges.



STRATEGIC PARTNERSHIPS

We partner with leading non-profits like NOW TX to maximize youth protection and impact.